UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

(Commission File No. 001-32305)

_______________________________

CORPBANCA
(Translation of registrant’s name into English)

_______________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On July 11, 2013, CorpBanca published on its web site its monthly interim financial results as of June 30, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer
Date: July 16, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of June 30, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended June 30, 2013

The interim financial information of CorpBanca as of and for the month ended June 30, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	10,506,650
Total assets	14,017,724
Current accounts and demand deposits	1,579,454
Time deposits and savings accounts	6,716,061
Borrowings from financial institutions	1,044,144
Debt issued	2,222,605
Equity Attributable to:	1,307,668
Bank equity holders	1,255,275
Minority interest	52,393

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	281,284
Provisions for loan losses	(40,940)
Operating expenses	(143,396)
Operating income	96,948
Income attributable to investments in other companies	1,032
Income before taxes	97,980
Income taxes	(23,947)
Net income for the period	74,033
Bank equity holders revenue	72,556
Minority interest revenue	1,477

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer